FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of: April, 2015	Commission File Number: 001-13354

BANK OF MONTREAL

(Name of Registrant)

100 King Street West 1 First Canadian Place Toronto, Ontario Canada, M5X 1A1	129 rue Saint-Jacques Montreal, Quebec Canada, H2Y 1L6

(Executive Offices)	(Head Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   ☐             Form 40-F   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes  ☐  No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

INCORPORATION BY REFERENCE

The information contained in this Form 6-K and any exhibits hereto shall be deemed filed with the Securities and Exchange Commission (“SEC”) solely for purposes of incorporation by reference into and as part of the following registration statements of the registrant on file with and declared effective by the SEC:

1.	Registration Statement – Form F-3 – File No. 333-196387

2.	Registration Statement – Form F-3 – File No. 33-96354

3.	Registration Statement – Form F-3 – File No. 333-189814

4.	Registration Statement – Form S-8 – File No. 333-191591

5.	Registration Statement – Form S-8 – File No. 333-182644

6.	Registration Statement – Form S-8 – File No. 333-180968

7.	Registration Statement – Form S-8 – File No. 333-177579

8.	Registration Statement – Form S-8 – File No. 333-177568

9.	Registration Statement – Form S-8 – File No. 333-176479

10.	Registration Statement – Form S-8 – File No. 333-175413

11.	Registration Statement – Form S-8 – File No. 333-175412

12.	Registration Statement – Form S-8 – File No. 333-113096

13.	Registration Statement – Form S-8 – File No. 333-14260

14.	Registration Statement – Form S-8 – File No. 33-92112

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANK OF MONTREAL

	By:	/s/ Thomas E. Flynn
	Name:	Thomas E. Flynn
	Title:	Chief Financial Officer

Date: April 23, 2015	By:	/s/ Barbara M. Muir
	Name:	Barbara M. Muir
	Title:	Senior Vice-President, Deputy General
Counsel, Corporate Affairs and Corporate Secretary

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Press Release – Bank of Montreal to Redeem $350,000,000 Non-Cumulative Perpetual Class B Preferred Shares Series 13